Exhibit 23.3

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We have issued our report dated February 24, 2010 with respect to the consolidated financial statements of Energy Transfer Equity, L.P. and subsidiaries as of December 31, 2009 and 2008 and for each of the two years in the period ended December 31, 2009, the four months ended December 31, 2007, and the year ended August 31, 2007, included in the Annual Report on Form 10-K for the year ended December 31, 2009 of Enterprise GP Holdings L.P., which is incorporated by reference in this Amendment No. 1 to the Registration Statement (No. 333-169437). We consent to the incorporation by reference in the Registration Statement of the aforementioned report, and to the use of our name as it appears under the caption “Experts.”

/s/ GRANT THORNTON LLP

Tulsa, Oklahoma
October 13, 2010